

June 8, 2012

Via E-mail
Mr. Bruno O. Pasquali
President
First Independence Corp.
131 Bayview Drive
Osprey, Florida 34229

> **Re:** **First Independence Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 21, 2012**
> **File No. 333-180653**

Dear Mr. Pasquali:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Dilution of the Price You Pay for Your Shares, page 19

1. We note your revised disclosure in response to comment 6 in our letter dated May 8, 2012, but believe the revised disclosure is confusing. For example, the descriptions of the second and third lines in your new chart are identical, but the dollar figures for these lines differ. Additionally, the new chart fails to present a "dilution to new shareholders" line. It is unclear why your new chart for 33%, 66% and 100% of shares sold varies in format from the chart below for 30%, 50% and 100% of shares sold. Please refer to the guidance at Item 506 of Regulation S-K and limit the information provided to what is required. In addition, please tell us whether the dilution information presented reflects expected offering expenses.

<u>Business Description</u>

<u>Overview, page 24</u>

2.   In response to prior comment 7 from our letter dated May 8, 2012, you revised disclosure on pages 24 and 33 to disclose that "the proceeds from this offering will satisfy [y]our cash requirements for up to 18 months." Please revise your filing to clarify the nature of such cash requirements, as such statement does not appear to be consistent with your statement at page 5 that you need to raise $500,000 (in addition to the $34,800 you are seeking to raise through this offering) to implement your business plan over the next 18 months. We also note that this is a "best efforts" offering, and you may not raise any minimum amount of funds.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sandra Eisen at (202) 551-3864, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Diane J. Harrison